EXHIBIT C

SCRIPT FOR OCTOBER 8, 2007 CONFERENCE CALL

OPERATOR INTRODUCTION

Good morning ladies and gentleman, welcome to the NovAtel Inc. conference call.  I would now like to turn the meeting over to Mr. Jon Ladd, President and Chief Executive Officer.  Please go ahead, Mr. Ladd.

JON

Thank you. Good morning everyone and welcome to this morning’s conference call. I would like to begin by reviewing the safe harbor provisions. Certain statements made during this conference call about the Company’s future plans and intentions, or other future events constitute forward-looking statements for purposes of the Safe Harbor Provisions under the SEC’s Private Securities Litigation Reform Act of 1995. These forward-looking statements are not based on historical facts but rather on management’s current expectations regarding NovAtel’s future growth, results of operations, performance, future capital and other expenditures, competitive advantages, business prospects and opportunities. Forward-looking statements involve significant known and unknown risks, uncertainties and assumptions.  These risks are described in the company’s Form 20-F for the fiscal year ended December 31, 2006 and other SEC filings.  Forward-looking statements are made as of the date of this conference call, and NovAtel assumes no obligation to update or revise them to reflect new events or circumstances.

Joining me on today’s call is Werner Gartner, NovAtel’s Executive Vice President and Chief Financial Officer and Ola Rollen, Hexagon’s President and Chief Executive Officer.

Turning to our topic, this morning NovAtel Inc. and Hexagon AB announced an agreement for NovAtel to be acquired by Hexagon.

Under the terms of the agreement, Hexagon will acquire all of the outstanding shares of NovAtel stock at a price of US $50 per share, pursuant to a tender offer expected to be commenced during the week of October 15, 2007.  This $50 share price equates to a fully diluted equity value of approximately

US $447 million and an enterprise value of approximately US $390 million.  The tender offer is expected to close in the last half of November.

The transaction represents a 31% premium to NovAtel’s volume weighted average stock price over the last 30 days, and US $50 is a higher price than the Company’s stock has ever closed at on any day.  The price being paid also equates to a multiple of 5.5 times revenues for the twelve months ended June 30, 2007 and over 19 times EBITDA for the twelve months ended June 30, 2007.

As a part of the overall transaction, NovAtel will be selling Hexagon 953,864 shares at a price of US $50 per share, and a debenture convertible into 764,045 shares, also at a price of US $50 per share, which prior to the conversion of the debenture will put them at 9.95% of issued and outstanding shares, and after the conversion of the debenture, they will then have 16.6% of NovAtel’s then outstanding shares, excluding any shares purchased in the tender offer.

This is an important and exciting milestone in the history of NovAtel. NovAtel will become an integral part of a very successful, much larger, company with operations in 30 countries and approximately 8,200 employees.

Given Hexagon’s focused growth strategy in the area of measurement technologies and machine control, and their ownership of Leica Geosystems, Hexagon is an obvious partner.  From an operating perspective, the deal assures us a continuing relationship with our largest customer, Leica Geosystems, a Hexagon subsidiary.  Leica accounted for 23.4% of our revenues in 2006 and an even higher percentage of our profits.  We believe that in the absence of this transaction it is likely that Hexagon would have actively pursued—and was pursuing—other acquisitions and partnerships which would have substantially adversely affected our revenues and profitability.  Instead, with this transaction, we can join together with a long-time partner, moving a giant step forward rather than backward.

In my discussions with Ola Rollen, CEO of Hexagon, he has shared with me Hexagon’s vision in which NovAtel is a central element to building a leading international presence in positioning-based technologies and solutions.  Joining with Hexagon, we are able to benefit from new opportunities within Hexagon’s family of market leading business units and assure our customers and employees of NovAtel’s ability to continue to provide the most advanced precision GNSS components and subsystems.  Ola Rollen has done great things with Hexagon during his tenure as CEO, and I look forward to working with him to achieve Hexagon’s vision of leadership in GNSS.

On a final note, when I joined the Company in early 2002, NovAtel had revenues of CDN $28 million the prior year, and the stock price was US $2.50 per share.  Today we are much larger, but we are faced with the constant threat of customers who are turning to captive suppliers, either through acquisitions or internal development, making it increasingly difficult to preserve shareholder value.  As a relatively small company in a market dominated by much larger players—some of whom are both customers and competitors—we have made the decision to join with Hexagon in a transaction which we believe offers NovAtel shareholders, of which I am one, a great price for our shares.

With that, Werner and I are now available to answer questions.